

January 2, 2014

<u>Via E-mail</u>
G. Hunter Haas IV
President, Chief Financial Officer,
Chief Investment Officer and Treasurer
Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

      Re: Bimini Capital Management, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 20, 2013
               File No. 001-32171

Dear Mr. Haas:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Cicely L. LaMothe

               Cicely L. LaMothe
               Senior Assistant Chief Accountant